Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-166800

October 22, 2012

EQUITY ONE, INC.

$300,000,000

3.75% SENIOR NOTES DUE 2022

PRICING TERMS

OCTOBER 22, 2012

Issuer:	Equity One, Inc.

Size:	$300,000,000

Expected Ratings (Moody’s / S&P)*:	Baa3 /BBB-

Offering Format:	SEC Registered

Trade Date:	October 22, 2012

Settlement Date:	October 25, 2012 (T+3)

Maturity Date:	November 15, 2022

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2013

Optional Redemption:	Make Whole Call @ T+30 bps prior to August 15, 2022 or at par on or after August 15, 2022

Benchmark Treasury:	1.625% due August 15, 2022

Benchmark Treasury Price / Yield:	98-14/1.799%

Spread to Benchmark Treasury:	+200 basis points

Yield to Maturity:	3.799%

Coupon:	3.75%

Public Offering Price:	99.591%

CUSIP / ISIN:	294752 AH3 / US294752AH34

Joint Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co.

Co-Managers:

BB&T Capital Markets, a division of Scott &

   Stringfellow, LLC

Deutsche Bank Securities Inc.

PNC Capital Markets LLC

Raymond James & Associates, Inc.

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC, toll-free at (800) 326-5897 or by emailing cmclientsupport@wellsfargo.com; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or by emailing dg.prospectus_requests@baml.com; Barclays Capital Inc., toll-free at (888) 603-5847, or by emailing Barclaysprospectus@broadridge.com; Citigroup Global Markets Inc., toll-free at (800) 831-9146, or Goldman, Sachs & Co., toll-free at (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com.